Exhibit 7

STILWELL VALUE PARTNERS I, L.P.

26 Broadway, 23rd Floor

New York, New York 10004

(212) 269-5800

June 13, 2008

By Federal Express and Facsimile

Board of Directors

Prudential Bancorp Inc. of Pennsylvania

1834 Oregon Avenue

Philadelphia, Pennsylvania 19145

Attn:	Joseph W. Packer, Jr., Chairman of the Board
Regina Wilson, Corporate Secretary

Re: Demand to Prosecute Action or Take Corrective Measures

Dear Sirs:

I have received Mr. Packer’s letter dated June 11, 2008, purporting to partially respond to the May 14, 2008 demand letter.

The demand letter requires an independent investigation and determination.

Regarding item (2) of Mr. Packer’s letter, the demand letter does not merely demand that the board consider alternatives to assure recognition of minority shareholder rights with regard to a vote on the stock plans. To be absolutely clear, for the reasons specified throughout the demand letter, either the directors should discharge their fiduciary duties and MHC not participate in a vote on the stock plans, or a suit should be brought to prevent same. As for item (3), I object to Mr. Packer’s mischaracterization of “successfully defending the case” – Mr. Packer, understandably, has missed the entire point.

There is no legitimate justification to create a director emeritus classification for Mr. Judge, pay him a stipend, and cover his insurance. He was sufficiently compensated for his services while he served. This is a misuse of corporate funds for sentimental purposes. It reinforces the lack of independence, atmosphere of unaccountability, and disregard of the role of fiduciaries of a public company.

Very truly yours,
/s/ Joseph Stilwell
Joseph Stilwell Managing Member of Stilwell Value LLC, General Partner of Stilwell Value Partners I, L.P.

Copies to:

Thomas A. Vento

Jerome R. Balka

John Judge

A.J. Fanelli

Francis V. Mulcahy